U.S. Securities and Exchange Commission

Washington, DC 20549

Notice of Exempt Solicitation

Submitted Pursuant to Rule 14a-6(g)

1. Name of the Registrant: Starbucks Corporation (SBUX)

2. Name of person relying on exemption: The Comptroller of the City of New York, on behalf of the New York City Employees’ Retirement System, the New York City Teachers’ Retirement System, the New York City Board of Education Retirement System, the New York City Police Pension Fund, and the New York City Fire Pension Fund

3. Address of person relying on exemption: 1 Centre Street, 8th Floor, New York, New York 10007

4. Written materials required to be submitted pursuant to Rule 14a-6(g)(1):

o	Attachment : Text of social media posts from the New York City Comptroller

Attachment: Text of social media posts from the New York City Comptroller

Text of X post posted on March 24, 2026 (https://x.com/NYCComptroller/status/2036562196117729642)

Tomorrow, @Starbucks shareholders can take a stand on ongoing labor issues. Since 2021, baristas have sought to unionize amid hundreds of labor complaints. Progress has stalled, and independent board oversight has been rolled back. Ongoing labor issues may undermine long-term success and that’s why we’re urging shareholders to vote no on the re-election of Board Directors Jørgen Vig Knudstorp and Beth Ford.

Text of Instagram Reel posted on March 24, 2026 (https://www.instagram.com/nyccomptroller/reel/DWSHHILESoh/)

Tomorrow, @Starbucks shareholders can take a stand on ongoing labor issues. Since 2021, baristas have sought to unionize amid hundreds of labor complaints. Progress has stalled, and independent board oversight has been rolled back. Ongoing labor issues may undermine long-term success and that’s why we’re urging shareholders to vote no on the re-election of Board Directors Jørgen Vig Knudstorp and Beth Ford.

Text of Facebook post posted on March 24, 2026 (https://www.facebook.com/reel/26069679892658459)

Tomorrow, @Starbucks shareholders can take a stand on ongoing labor issues. Since 2021, baristas have sought to unionize amid hundreds of labor complaints. Progress has stalled, and independent board oversight has been rolled back. Ongoing labor issues may undermine long-term success and that’s why we’re urging shareholders to vote no on the re-election of Board Directors Jørgen Vig Knudstorp and Beth Ford.